SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AmpliTech Group, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

03211Q101
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.¨

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03211Q101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fawad Maqbool
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 51,892,580 (1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 51,892,580 (1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,892,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (based on 42,770,250 shares of Common Stock issued and outstanding as of November 5, 2014)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________

(1) Represents 11,792,580 shares of the Issuer’s Common Stock and 100,000 shares of the Issuer’s Common Stock underlying Series A Preferred Stock and 40,000,000 shares of the Issuer’s Common Stock underlying options to purchase Series A Preferred Stock.

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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock"), of AmpliTech Group, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 35 Carlough Rd. #3, Bohemia, NY 11716.

Item 2. Identity and Background

(a) This statement is being filed by Fawad Maqbool (the “Reporting Person”).

(b) The Reporting Persons’ business address is 126 Skyline Drive, Coram NY 11727.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

The Reporting Person’s acquisition of the Common Stock was undertaken to effect a change in control of the Issuer. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 11,792,580 shares of the Issuer’s Common Stock and 100,000 shares of the Issuer’s Common Stock underlying Series A Preferred Stock and 40,000,000 shares of the Issuer’s Common Stock underlying options to purchase Series A Preferred Stock, constituting approximately 62.6% of the 42,770,250 shares of the Issuer’s securities outstanding as of November 5, 2014.

On October 31, 2014, the Reporting Person purchased 10,000 shares of Common Stock at a price of $0.018 per share and 10,000 shares of Common Stock at a price of $0.022.

On November 4, 2014, the Reporting Person purchased 8,000 shares of Common Stock at a price of $0.0213 per share.

On November 6, 2014, the Reporting Person purchased 5,000 shares of Common Stock at a price of $0.0198 per share.

On November 7, 2014, the Reporting Person purchased 5,000 shares of Common Stock at a price of $0.0197 per share.

On November 11, 2014, the Reporting Person purchased 5,000 shares of Common Stock at a price of $0.017 per share and 5,000 shares of Common Stock at a price of $0.021 per share.

On December 5, 2014, the Reporting Person purchased 8,000 shares of Common Stock at a price of $0.0288 per share.

On December 9, 2014, the Reporting Person purchased 2,000 shares of Common Stock at a price of $0.021 per share.

On December 11, 2014, the Reporting Person purchased 1,000 shares of Common Stock at price of $0.0277 per share.

On December 15, 2014, the Reporting Person purchased 500 shares of Common Stock at a price of $0.021 per share.

On December 17, 2014, the Reporting Person purchased 800 shares of Common Stock a price of $0.0249 per share.

On December 23, 2014, the Reporting Person returned 139,000 shares of Series A Preferred Stock to the Issuer and was granted options to purchase 400,000 shares of Series A Preferred Stock.

Other than the acquisition of the shares reported in this Item 5, neither of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, the Reporting Person is not the beneficial owner of any other shares of the Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2014	By:	/s/ Fawad Maqbool
Fawad Maqbool

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